SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                        UNDER THE SECURITIES EXCHANGE ACT 1934

                                (Amendment No.     )*
                                               ----

                         Global Light Telecommunications Inc.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                    Common Shares
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     36228 41 01
          -----------------------------------------------------------------
                                    (CUSIP Number)

                                   October 5, 1998
          -----------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ]  Rule 13d-1(b)

               [ ]  Rule 13d-1(c)

               [X]  Rule 13d-1(d)


          -------------

          * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


                                     Page 1 of 8 pages

          CUSIP No. 36228 41 01          13G              Page 2 of Pages 8
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          1    NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               JAMES G. DINAN
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
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          3    SEC USE ONLY

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          4    CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          -----------------------------------------------------------------

               5    SOLE VOTING POWER

                    5,000 Common Shares
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                    6    SHARED VOTING POWER

                         2,023,000 Common Shares
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                    7    SOLE DISPOSITIVE POWER

                         5,000 Common Shares
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                    8    SHARED DISPOSITIVE POWER

                         2,023,000 Common Shares
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          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,028,000 Common Shares
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          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
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          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.6%
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               TYPE OF REPORTING PERSON*

                                          IN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                     Page 2 of 8 pages

          CUSIP No. 36228 41 01          13G              Page 3 of Pages 8
          -----------------------------------------------------------------

          1    NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               YORK INVESTMENT LIMITED
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
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          3    SEC USE ONLY

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          4    CITIZENSHIP OR PLACE OF ORGANIZATION

               Commonwealth of the Bahamas
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          -----------------------------------------------------------------

               5    SOLE VOTING POWER

                    1,069,900 Common Shares
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               6    SHARED VOTING POWER

                    0 Common Shares
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               7    SOLE DISPOSITIVE POWER

                    1,069,900 Common Shares
          -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0 Common Shares
          -----------------------------------------------------------------

          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,069,900 Common Shares
          -----------------------------------------------------------------

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------

          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         6.1%
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               TYPE OF REPORTING PERSON*

                                          CO
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                     Page 3 of 8 pages

                                     SCHEDULE 13G
                                     ------------

          ITEM 1(A).     NAME OF ISSUER:
                         --------------

                         Global Light Telecommunications Inc.


          ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                         -----------------------------------------------

                         999 West Hastings Street, Suite 1030
                         Vancouver, British Columbia V6C 2W2

          ITEM 2.(A),
          (B) AND (C)    NAME OF PERSON FILING; ADDRESS
                         OF PRINCIPAL BUSINESS OFFICE; CITIZENSHIP:
                         -----------------------------------------

                         This schedule is being filed jointly by James G. Dinan, an individual with United States citizenship ("Dinan"), and York Investment Limited, a company organized under the laws of the Commonwealth of the Bahamas ("York Investment"). Dinan is the President of Dinan Management Corporation which acts as the Sub-Manager of York Investment. Dinan also is filing this schedule on behalf of certain other funds and accounts (the "Managed Accounts") over which he holds discretionary investment authority. See Item 6 Ownership of More Than Five Percent on Behalf of Another Person. Dinan is the President and sole shareholder of JGD Management Corp. ("JGD Management"), a Delaware corporation, which manages the Managed Accounts. The principal business address of each of Dinan and York Investment is 350 Park Avenue, 4th Floor, New York, New York 10022. Dinan controls Dinan Management LLC which is the general partner of certain funds which are Managed Accounts.


          ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
                         ----------------------------

                         Common Shares


          ITEM 2(E).     CUSIP NUMBER:
                         ------------

                         36228 41 01

          ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
                    --------------------------------------------

                    (a)  [ ]  Broker or dealer registered under Section 15
                              of the Exchange Act.

                    (b)  [ ]  Bank is defined in Section 3(a)(6) of the
                              Exchange Act.

                    (c)  [ ]  Insurance company as defined in
                              Section 3(a)(19) of the Exchange Act.

                    (d)  [ ]  Investment company registered under Section 8
                              of the Investment Company Act.

                    (e)  [ ]  An investment adviser in accordance with
                              Rule 13d-1(b)(1)(ii)(E);

                    (f)  [ ]  An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);

                    (g)  [ ]  A parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G);

                    (h)  [ ]  A savings association as defined in
                              Section 3(b) of the Federal Deposit Insurance
                              Act;

                    (i)  [ ]  A church plan that is excluded from the
                              definition of an investment company under
                              Section 3(c)(14) of the Investment Company
                              Act;



                                     Page 4 of 8 pages

                    (j)  [ ]  Group, in accordance with
                              Rule 13d-1(b)(1)(ii)(J).

                    If this statement is file pursuant to Rule 13d-1(c), check this box. [ ]


          ITEM 4.(A),
          (B) AND (C)    OWNERSHIP.
                         ---------

               Dinan beneficially owns 2,028,000 common shares of Global Light Telecommunications Inc. (the "Common Shares"), which number represents approximately 11.6% of the issued and outstanding Common Shares. Of the Common Shares beneficially owned by Dinan, Dinan exercises sole voting and dispositive power over 5,000 Common Shares, and he exercises shared voting and dispositive power over 2,028,000 Common Shares.

               York Investment beneficially owns 1,069,900 Common Shares, which represents approximately 6.1% of the issued and outstanding Common Shares. Of the Common Shares beneficially owned by York Investment, York Investment exercises sole voting and dispositive power over 1,069,900 Common Shares, and it exercises shared voting and dispositive power over no Common Shares.

               All percentages of Common Shares have been calculated based upon information contained in Global Light Telecommunications Inc.'s Registration Statement on Form 40-F as filed with the Securities and Exchange Commission on July 24, 1998.


          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following, [ ].


          ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON.
                    --------------

               Dinan holds discretionary investment authority over the Managed Accounts. No Managed Account beneficially owns more than five percent (5%) of the issued and outstanding shares of Common Stock.


          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                    ----------------------

               Not applicable


          ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP.
                    -----

               Not applicable


          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
                    ------------------------------

               Not applicable.

                                     Page 5 of 8 pages

          ITEM 10.  CERTIFICATION.
                    -------------

               Not applicable.


                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and accurate.



                                        YORK INVESTMENT LIMITED

                                        By:  Dinan Management Corporation,
                                             Sub-Manager


          Dated:  February 16, 1999     /s/ James G. Dinan
                                        ----------------------------------
                                        By:  James G. Dinan, President



                                  Page 6 of 8 pages

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and accurate.



          Dated:  February 16, 1999     /s/ James G. Dinan
                                       -----------------------------------
                                            James G. Dinan

                                 EXHIBIT INDEX
                                 --------------

          EXHIBIT 1             AGREEMENT OF JOINT FILING